UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On July 18, 2007, ASAT Holdings Limited (the “Company”) issued a press release announcing senior management appointment and changes. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: July 19, 2007
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 18, 2007, announcing senior management appointment and changes.

ASAT Holdings Limited Appoints Kei Hong Chua as Chief Financial Officer

HONG KONG and MILPITAS, Calif., – July 18, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Kei Hong Chua, 36, as executive vice president and chief financial officer effective immediately. Kei Hong succeeds acting CFO Kei Wah Chua, his brother, who will continue serving as a member of the Company’s board of directors.

Kei Hong brings nearly 15 years of banking, finance and accounting experience to ASAT Holdings. Prior to joining ASAT, Kei Hong was head of Standard Chartered Bank’s Alternate Investment Group in China, where he was responsible for proprietary investments in special situations across Asia. Previously, Kei Hong served as a senior manager in Corporate Finance and Business Recovery Services at PricewaterhouseCoopers in Hong Kong and as a senior manager in Arthur Andersen’s Global Corporate Finance—Corporate Restructuring Services in New York. In addition, he served as a founding partner and CFO of Vertical Think, Inc., a management and consulting firm for companies engaged in eBusiness.

“Kei Hong comes to us with a special combination of experience, having worked in the banking and auditing fields and serving as a CFO with an entrepreneurial start-up,” said Henry Montgomery, Chairman of the board of directors of ASAT Holdings Limited. “I, along with acting CEO Tung Lok Li and the entire board, are confident that Kei Hong’s strong financial experience and broad background will be invaluable as ASAT enters its next level of development.”

“I am very excited about joining ASAT,” said Kei Hong Chua. “I believe I am joining at a time when the Company is gaining momentum, and I am eager to contribute to ASAT’s future success.”

Kei Hong holds a bachelor of science degree in finance and accounting, graduating magna cum laude, from New York University. He is also a Certified Public Accountant in the United States.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the ability of ASAT’s management to effectively lead the company, the risk that ASAT may not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by the changes in senior management, and those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com